Exhibit 99.1

Scorpio Bulkers Inc. Announces the Upsizing of its Previously Announced Public Offering of Senior Notes Due 2019

MONACO -- (Marketwired) – September 11, 2014  -- Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) announced today the upsizing of its planned offering of senior unsecured notes due 2019 (the “Notes”) in a registered public offering. The size of the offering has been increased from the initially announced size of $35 million in aggregate principal amount of Notes to $60 million in aggregate principal amount of Notes.  The Company intends to use all or substantially all of the net proceeds of this offering to fund installment payments due under its newbuilding program, and the remaining amount, if any, for general corporate purposes and working capital.  The Company also intends to grant the underwriters a 30-day option to purchase an additional $9.0 million in aggregate principal amount of Notes.

In connection with this offering, the Company has filed an application to list the Notes on The New York Stock Exchange.  The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.

Stifel, Nicolaus & Company, Incorporated, Deutsche Bank Securities Inc. and Jefferies LLC will act as joint book-running managers for the offering.  BB&T Capital Markets, a division of BB&T Securities, LLC, Janney Montgomery Scott LLC, Wunderlich Securities, Inc. and MLV & Co. LLC will act as co-managers for the offering.

The offering may be made only by means of a prospectus. When available, copies of the prospectus related to the offering may be obtained from Stifel, Nicolaus & Company, Incorporated, Attn: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, or at 1-855-300-7136 or syndprospectus@stifel.com; Deutsche Bank Securities Inc., Attn: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311, or at 1-800-503-4611 or prospectus.cpdg@db.com; or Jefferies LLC, Attn: Prospectus Department, 520 Madison Ave, 12th Floor, New York, NY 10022, or at 1-877-547-6340 or prospectus_department@jefferies.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  A registration statement relating to the Notes has been filed with the Securities and Exchange Commission, but has not yet become effective. The Notes may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.